                                                                  Exhibit 19.1

To Our Stockholders, Customers, and Employees

     Mueller's second quarter of 2004 clearly demonstrated our Company's ability to leverage the benefits of favorable market conditions.
     Net income for the quarter was $27.0 million, or 73 cents per diluted share compared with $9.0 million, or 24 cents per diluted share for the same quarter last year.
     Net sales for the second quarter of 2004 were $380.8 million compared with $248.2 million in the second quarter of 2003. We shipped 198.5 million pounds of product versus 175.5 million pounds in the same quarter last year.
     The three-fold increase in our earnings was due to a combination of higher profit margins and an increase in volume. Particularly important was the improvement in copper tube spreads which returned to year 2000 levels. Also, our European operations and brass rod businesses contributed to the increased earnings as margins and volumes rose. The increased volume had the additional benefit of reducing our per unit costs.
     These favorable conditions came together in what has historically been our busiest quarter, the second quarter of the year, and resulted in our best quarter since the second quarter of 2000.
     Our financial position is excellent. Mueller ended the quarter with $263.7 million cash on hand, and total debt of only $12.4 million.
     The business outlook remains good. Housing starts for 2004 will likely exceed the robust level of 1,853,000 starts achieved in 2003. Moreover commercial construction, an important market for our products, is improving along with our national economy. Interest rates have recently ticked up, but by historical standards are quite low. And the National Association of Home Builders has forecasted that 2005 will be another outstanding year for the housing industry.
     Our Annual Stockholders' Meeting was held at Mueller's headquarters in Memphis, Tennessee on April 29, 2004. The stockholders elected Messrs. Fulvio, Gladstein, Hermanson, Hodes, Karp and O'Hagan as directors, and approved the appointment of Ernst & Young LLP as our independent auditors.

Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

July 13, 2004



     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         June 26, 2004           June 28, 2003
                                                     (Unaudited)
Net sales                                $   380,822             $   248,221

Cost of goods sold                           303,720                 203,461
Depreciation and amortization                 10,159                   9,722
Selling, general, and
   administrative expense                     28,199                  23,575
Impairment charge                                  -                       -
                                          ----------              ----------

Operating income                              38,744                  11,463
Nonoperating income, net                         981                   1,633
                                          ----------              ----------
Income from continuing operations
   before income taxes                        39,725                  13,096
Income tax expense                           (12,677)                 (4,117)
                                          ----------              ----------

Income from continuing operations             27,048                   8,979
Discontinued operations, net of tax                -                       -
                                          ----------              ----------

Net income                               $    27,048             $     8,979
                                          ==========              ==========

Basic earnings (loss) per share:
   Weighted average shares
     outstanding                              34,978                  34,263
                                          ==========              ==========
     From continuing operations          $      0.77             $      0.26
     From discontinued operations                  -                       -
                                          ----------              ----------
Basic earnings per share                 $      0.77             $      0.26
                                          ==========              ==========

Diluted earnings (loss) per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              36,892                  36,803
                                          ==========              ==========
     From continuing operations          $      0.73             $      0.24
     From discontinued operations                  -                       -
                                          ----------              ----------
Diluted earnings per share               $      0.73             $      0.24
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                    (In thousands, except per share data)
                                               For the Six Months Ended
                                         June 26, 2004           June 28, 2003
                                                     (Unaudited)
Net sales                                $   726,781             $   480,243

Cost of goods sold                           584,749                 395,376
Depreciation and amortization                 20,124                  19,462
Selling, general, and
   administrative expense                     54,881                  46,871
Impairment charge                              3,941                       -
                                          ----------              ----------

Operating income                              63,086                  18,534
Nonoperating income, net                       3,381                   1,672
                                          ----------              ----------
Income from continuing operations
   before income taxes                        66,467                  20,206
Income tax expense                           (21,459)                 (6,767)
                                          ----------              ----------

Income from continuing operations             45,008                  13,439
Discontinued operations, net of tax                -                    (539)
                                          ----------              ----------

Net income                               $    45,008             $    12,900
                                          ==========              ==========

Basic earnings (loss) per share:
   Weighted average shares
     outstanding                              34,818                  34,260
                                          ==========              ==========
     From continuing operations          $      1.29             $      0.40
     From discontinued operations                  -                   (0.02)
                                          ----------              ----------
Basic earnings per share                 $      1.29             $      0.38
                                          ==========              ==========

Diluted earnings (loss) per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              36,900                  36,787
                                          ==========              ==========
     From continuing operations          $      1.22             $      0.36
     From discontinued operations                  -                   (0.01)
                                          ----------              ----------
Diluted earnings per share               $      1.22             $      0.35
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                         June 26, 2004       December 27, 2003
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   263,687             $   255,088
Accounts receivable, net                     223,111                 163,006
Inventories                                  171,685                 140,548
Other current assets                          15,293                  11,713
                                          ----------              ----------

     Total current assets                    673,776                 570,355

Property, plant, and equipment, net          334,093                 345,537
Other assets                                 134,633                 139,292
                                          ----------              ----------
                                         $ 1,142,502             $ 1,055,184
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $     1,085             $     2,835
Accounts payable                              63,856                  42,081
Other current liabilities                     88,976                  68,590
                                          ----------              ----------

     Total current liabilities               153,917                 113,506

Long-term debt                                11,334                  11,437
Pension and postretirement liabilities        32,508                  31,643
Environmental reserves                         9,822                   9,560
Deferred income taxes                         65,894                  63,734
Other noncurrent liabilities                  10,211                  10,238
                                          ----------              ----------

     Total liabilities                       283,686                 240,118

Minority interest in subsidiaries                 24                     208

Stockholders' equity                         858,792                 814,858
                                          ----------              ----------

                                         $ 1,142,502             $ 1,055,184
                                          ==========              ==========








                                     -4-